UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
schedule 13e-3

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

Equity LifeStyle Properties, Inc.

(Name of Subject Company (Issuer))

Equity LifeStyle Properties, Inc.

(Issuer and Filing Person)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share	29472R207
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Heneghan

Chief Executive Officer

Equity LifeStyle Properties, Inc.

Two North Riverside Plaza Suite 800

Chicago, Illinois 60606

(312) 279-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq. John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$203,280,000	$23,295.89

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. As of August 7, 2012, Equity LifeStyle Properties, Inc. (the “Company”) had outstanding 8,000,000 shares of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series A Shares”). The calculation is based on the assumption that all outstanding Series A Shares will be acquired by the Company in the Offer (as defined herein), and is based on the average of the high and low sales prices of the Series A Shares on August 7, 2012 being $25.41, as reported on the New York Stock Exchange. Based on this average, the total transaction value is equal to $203,280,000.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission (the “SEC”), equals $114.60 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This is Amendment No. 3 to the Tender Offer Statement on Schedule TO/13E-3 (the “Schedule TO”) filed by Equity LifeStyle Properties, Inc., a Maryland corporation (the “Company”), in connection with its offer to acquire all 8,000,000 outstanding shares of the Company’s 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 par value per share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated August 9, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, each as amended by Amendment No. 1 to the Schedule TO, filed with the Securities and Exchange Commission on August 23, 2012 and Amendment No. 2 to the Schedule TO, filed with the Securities and Exchange Commission on August 31, 2012.

The Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Exchange.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

Item 4, which appears on page 2 of the Schedule TO, is hereby amended and supplemented by adding the following:

The Offer expired on the Expiration Date and, at that time, the conditions of the Offer were satisfied. On September 10, 2012, the Company announced that it has accepted for exchange all of the approximately 5.4 million validly tendered Series A Shares, representing approximately 68% of the outstanding Series A Shares, and that it would arrange to deliver the Offer Consideration for each Series A Share acquired as soon as practicable.

The full text of the press release announcing the results of the Offer to Exchange is filed as Exhibit (a)(7) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 9, 2012. [1]
(a)(1)(B)	Letter of Transmittal. [3]
(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees. [1]
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees. [1]
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9. [1]
(a)(1)(F)	Form of Notice of Guaranteed Delivery. [1]
(a)(1)(G)	Form of Letter to Beneficial Holders of the 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. [1]
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release of Equity LifeStyle Properties, Inc., dated July 24, 2012. [1]
(a)(5)(i)	Form of Equity LIfeStyle Properties, Inc. Articles Supplementary relating to 80,000 shares at 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock. [2]
(a)(5)(ii)	Form of Depositary Agreement by and among Equity LifeStyle Properties, Inc., American Stock Transfer & Trust Company, LLC and the holders from time to time of the Depositary Shares. [2]
(a)(6)	Press release of Equity LifeStyle Properties, Inc., dated August 9, 2012. [1]
(a)(7)	Press release of Equity LifeStyle Properties, Inc., dated September 10, 2012.

Exhibit No.	Description
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Capital, LLC, dated August 7, 2012 [1]
(c)(2)	Presentation of Houlihan Capital, LLC to the Board of Directors of the Company, dated August 7, 2012. [1]
(c)(3)	Preliminary draft presentation of Houlihan Capital LLC, dated August 3, 2012. [3]
(d)(1)	Form of Tender Agreement entered into by and between Equity LifeStyle Properties, Inc. and certain holders of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. [1]
(g)	Not applicable.
(h)	Not applicable.

1 Previously filed with the Schedule TO on August 9, 2012.

2 Previously filed with Amendment No. 1 to the Schedule TO on August 23, 2012.

3 Previously filed with Amendment No. 2 to the Schedule TO on August 31, 2012